UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 25, 2026, Real Messenger Corporation (the “Company”) announced that it has entered into a non-binding memorandum of understanding (“MOU”) with a publicly traded U.S. real estate brokerage company (the “Brokerage”) to explore the potential deployment of the Company’s integrated real estate technology platform within the Brokerage’s agent network. The parties intend to evaluate the integration of the Company’s platform, including CRM functionality, messaging and communication systems, listing management software, lead generation tools, transaction management capabilities, and analytics.

If implemented, the collaboration could result in the deployment of the Company’s technology across a portion or all of the Brokerage’s agent base under a commercial licensing and services framework. Such a deployment would require the execution of a definitive agreement by the parties.

The MOU is exploratory and non-binding, and there can be no assurance that a definitive agreement will be reached.

The Company has issued a press release to announce its entry into the MOU, which is included as exhibit 99.1 herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 25, 2026

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